UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    Form 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE  SECURITIES  EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1999

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _____ to _____



                         Commission File Number 0-18984

                         REYNOLDS, SMITH AND HILLS, INC.

                      EMPLOYEES 401(k) PROFIT SHARING PLAN

                            (Full title of the plan)



                         REYNOLDS, SMITH AND HILLS, INC.
          (Name of issuer of the securities held pursuant to the plan)



                4651 Salisbury Road, Jacksonville, Florida 32256
           (Address of principal executive office of issuer and plan)

REYNOLDS, SMITH AND HILLS, INC.
EMPLOYEES 401(k) PROFIT SHARING PLAN

Financial Statements for the Years Ended
December 31, 1999 and 1998 and Supplemental
Schedule for the Year Ended December
31, 1999 and Independent Auditors' Report

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits                             3

  Statements of Changes in Net Assets Available for Benefits                  4

  Notes to Financial Statements                                               5

SUPPLEMENTAL SCHEDULE:

Form 5500 Schedule II Part IV Line 4i - Schedule of Assets
    Held for Investment Purposes as of December 31, 1999                      9

INDEPENDENT AUDITORS' REPORT

Trustees

Reynolds, Smith and Hills, Inc. Employees
  40l(k) Profit Sharing Plan

Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 1 to the financial statements, the 1999 and 1998 financial statements include securities valued at $1,437,555 (7 percent of net assets available for benefits) and $1,394,428 (8 percent of net assets available for benefits), respectively, whose values have been estimated by the Board of Trustees in the absence of readily ascertainable market values. We have examined the procedures used by the Board of Trustees in arriving at its estimate of value of such securities and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Deloitte &  Touche LLP
Certified Public Accountants
May 26, 2000

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------------


                                                            1999                1998

ASSETS:

  Investments, at fair value (Note 3):
    Collective funds                                  $ 18,621,128       $ 16,057,786
    Short-term investments                                   4,858                102
  Investments, at estimated fair value (Note 3):
    Reynolds, Smith and Hills, Inc. common stock         1,437,555          1,394,428
    Loans to participants                                  562,970            632,258
                                                        ----------         ----------
          Total investments                             20,626,511         18,084,574

  Contributions receivable                                  43,206
                                                        ----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS                     $ 20,669,717       $ 18,084,574
                                                        ==========         ==========

The accompanying notes are an integral part of these financial statements.



REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------------------------------------------------


                                                                 1999                1998

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income                                          $ 1,215,843        $   713,859
  Net appreciation in value of Reynolds, Smith and
    Hills, Inc. common stock                                      43,127             55,119
  Net appreciation in fair value of investments                1,535,436          1,199,890
                                                              ----------          ---------
         Net investment income                                 2,794,406          1,968,868

  Contributions from employer                                    280,143            177,303
  Contributions from employees                                 1,645,811          1,627,343
                                                               ---------          ---------
         Total additions                                       4,720,360          3,773,514

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Administrative expenses                                         35,795             37,879
  Distributions, net                                           2,099,422          1,775,771
                                                               ---------          ---------
         Total deductions                                      2,135,217          1,813,650
                                                               ---------          ---------

         Net increase                                          2,585,143          1,959,864

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                                        18,084,574         16,124,710
                                                              ----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                                           $  20,669,717       $ 18,084,574
                                                              ==========         ==========


The accompanying notes are an integral part of these financial statements.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998

--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan (the "Plan") provides general information to participants. Participants should refer to the pamphlet, Summary Plan Description for the April 1,1996 Amendment and Restatement of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan, for a more complete description of the Plan. Copies of the pamphlet are available from the Plan Coordinator.

      General - The Plan was commenced and made effective January 1, 1990. The Plan is a defined contribution plan established under Section 401(k) of the Internal Revenue Code. The Plan was established for the benefit of employees of Reynolds, Smith and Hills, Inc. (the "Company") and subsidiaries. The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA).

      Plan Amendment - The Plan was amended on September 30, 1999, to increase employer matching from 25% to 50%, eliminate the 480 hour waiting period for new employee entry to the Plan, and increase the account balance requirement from $3,500 to $5,000 for lump sum payments made to terminating employees.

      Investment Options - Participating employees have the right to choose the investment funds in which contributions to their accounts are invested, and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds. A participating employee may change his investment decision at any time by contacting the Trustee. Changes involving Reynolds, Smith and Hills, Inc. common stock are handled by the plan administrator on a quarterly basis. Earnings on the investment funds are allocated among the accounts of participants that have elected to invest in each such fund.

      Accounts may be invested among the following:

        (i)   INVESCO Retirement Trust Stable Value Fund;

        (ii)  INVESCO Select Income Fund;

        (iii) INVESCO Retirement Trust Total Return;

        (iv)  INVESCO Value Equity Fund;

        (v)   INVESCO Dynamics Fund;

        (vi)  INVESCO Small Company Growth Fund;

        (vii) Janus Overseas Fund: and

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998 (Continued)
--------------------------------------------------------------------------------


        (viii)    Reynolds, Smith and Hills, Inc. common stock.

      Plan participants may direct the investment of all funds credited to their account to any or all investment funds in increments of 1%.

      Contributions - The Plan allows participating employees to contribute from 2% to 15% of their earned compensation with a total amount not to exceed $10,000 in 1999 and 1998. The dollar limit is indexed yearly for inflation. The employer matches 50% of the employee's annual contribution up to 6% of an employee's contribution level. In addition, the employer may make discretionary contributions to the Plan in cash, company stock, or a combination of the two.

      Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's contributions, Plan earnings, and the allocation of associated administrative expenses.

      Vesting - Participants are fully vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of the account balances is based on years of participant service. A participant is 100% vested after five years of credited service.

      Withdrawals - Participants may withdraw all of the vested amounts credited to their accounts. Also, a participant may elect to withdraw certain amounts from his deferred contribution account due to the financial hardship of the participant.

      Loans - Participants may request loans from the Plan subject to allowable available participant balances and other conditions.

      Payment of Benefits - On termination of employment, a participant with an account balance of $5,000 or less may elect a lump sum payment of the participant's account balance. The Plan provides other payment schedules for payment of participant balances in excess of $5,000. As of December 31, 1999, $3,655,870 in benefits was owed to participants that had withdrawn from the plan.

      In the event of death or disability of a participant, payment may be made in a lump sum amount equal to the value of the participant's account as of the next quarterly valuation date.

      Plan Termination - Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998 (Continued)
--------------------------------------------------------------------------------


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are presented on the accrual basis of accounting.

      Investments - Short-term investments and loans to participants are carried at cost which approximates market value. The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the common stock of the Plan's sponsor, Reynolds, Smith and Hills, Inc., are recorded at an estimated value as there is no active market for the stock.

      Payment of Benefits - Benefits are recorded when paid.

      Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    INVESTMENTS

      Except for the Plan's investments in loans to participants and common stock of the plan sponsor, the Plan's investments are held in a trust fund administered by the Trust Department of INVESCO Trust Company. Such investments consist primarily of the Plan's short-term investments and investments in mutual funds and collective trust funds.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998 (Concluded)
--------------------------------------------------------------------------------


      The following table summarizes all investments held, by fund, at December 31, 1999 and 1998:

                                                                                    December 31
                                                                       ------------------------------------------
                                                                              1999                  1998

Investments at Fair Value as Determined by Quoted Market Price
INVESCO mutual funds:
  Value Equity Fund; 214,941 and 264,214 units                              $ 5,801,256 *         $ 7,770,562 *
  Select Income Fund; 207,942 and 213,730 units                               1,262,209 *           1,406,348 *
  Dynamics Fund; 166,701 and 131,343 units                                    4,310,880 *           2,068,659 *
  Small Company Growth Fund; 89,859 and 77,694 units                          1,673,175 *             899,695
                                                                             ----------            ----------
                                                                             13,047,520            12,145,264
Janus mutual funds:
  Janus Overseas fund; 13,605 and 0 units                                       506,112
                                                                             ----------            ----------
                                                                                506,112

INVESCO collective trust funds:
  Retirement Trust Stable Value Fund; 3,942,083 and
    2,823,819 units                                                          3,942,082 *            2,823,818 *
  Retirement Trust Total Return Fund; 29,804 and
    28,786 units                                                             1,125,414 *            1,088,704 *
                                                                            ----------             ----------
                                                                             5,067,496              3,912,522

  Stock Liquidity Fund; 4,858 and 102 units                                      4,858                    102

Investments at Estimated Fair Value

Reynolds, Smith and Hills, Inc. common stock;
         95,837 shares                                                       1,437,555 *            1,394,428
Loans to participants                                                          562,970                632,258
                                                                            ----------            -----------
                                                                             2,000,525              2,026,686
                                                                            ----------            -----------
Total investments                                                         $ 20,626,511          $  18,084,574
                                                                            ==========            ===========

* Investment exceeds 5% of net assets available for benefits.

4.    INCOME TAX STATUS

      The Plan obtained its latest determination letter on November 5, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                                   * * * * * *

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES
401(k) PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500 SCHEDULE II PART IV LINE 4i - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------


             Number of Shares,
            Units or Principal                                                                              Market
                 Amount                   Description                                      Cost               Value

            INVESCO Mutual Funds

                   207,942         INVESCO Select Income Fund                           $ 1,330,315         $ 1,262,209

                   214,941         INVESCO Value Equity Fund                              6,465,626           5,801,256

                   166,701         INVESCO Dynamics Fund                                  3,205,729           4,310,880

                    89,859         INVESCO Small Company
                                     Growth Fund                                          1,208,912           1,673,175

Janus Mutual Funds

                    13,605         Janus Mutual Funds                                       434,112             506,112

INVESCO Collective Trust Funds (Commingled Funds)

                 3,942,083         INVESCO Retirement Trust
                                     Stable Value Fund                                    3,942,083           3,942,082

                    29,804         INVESCO Retirement Trust
                                     Total Return Fund                                    1,192,622           1,125,414

Stock Fund

                     4,858         INVESCO Stock Liquidity Fund                               4,858               4,858

                    95,837         Reynolds, Smith and Hills, Inc.
                                     Common Stock                                         1,396,754           1,437,555

LOAN FUND

                   562,970         Loans to participants                                    562,970             562,970
                                                                                         ----------          ----------
TOTAL ALL FUNDS                                                                        $ 19,743,981        $ 20,626,511

                                                                                         ==========          ==========

                          Deloitte & Touche Letterhead








INDEPENDENT AUDITORS' CONSENT


     We consent to the incorporation by reference in Registration Statements Numbered 33-33536, 33-40554, 33-40553, 33-40552, 33-40551, 33-51100, 33-51102,
33-51320 and 333-40237 of Reynolds, Smith and Hills, Inc. on FOrm S-8 of our report dated May 26, 2000 appearing in this Annual Report on Form 11-K of the Reynolds, Smith & Hills, Inc. Employees 401(k) Profit Sharing Plan for the year ended December 31, 1999.






Deloitte & Touche LLP
Certified Public Accountants
Jacksonville, Florida
August 11, 2000

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REYNOLDS, SMITH AND HILLS, INC.
EMPLOYEE 401(k) PROFIT SHARING PLAN

By:      /s/ Darold F. Cole
         --------------------------------------
         Darold F. Cole
         Chairman, Administrative Committee
         and Senior Vice President and Director
         Reynolds, Smith and Hills, Inc.

Date:   August 11, 2000